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As filed with the Securities and Exchange Commission on December 29, 2004

Registration No. 333-121215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERISERV FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	25-1424278 (I.R.S. Employer Identification No.)
Main & Franklin Streets P.O. Box. 430 Johnstown, PA 15907-0430 (814)-533-5300 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Allan R. Dennison President and Chief Executive Officer (814) 533-5300 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:
Jeffrey P. Waldron, Esquire Stevens & Lee, P.C. 620 Freedom Business Center Suite 200 P.O. Box 62330 King of Prussia, PA 19406 (610) 205-6028

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	5,731,533	$4.50 par value per share	$25,791,898.50	$3,332.08

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

1
Estimated soley for the purpose of calculating the registration fee, based on the average of the high and low prices for the common stock as reported on the Nasdaq Stock Market in accordance with Rule 457 under the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated December 29, 2004

PROSPECTUS

AmeriServ Financial, Inc.
5,731,533 Shares
Common Stock (par value $2.50 per share)

        This prospectus relates to the proposed sale from time to time by selling shareholders of shares of common stock of AmeriServ Financial, Inc. The shares were originally issued and sold by AmeriServ Financial, Inc. in private placements on October 8, 2004 and December 13, 2004. This prospectus will be used by selling shareholders to resell their shares of the common stock.

        We will not receive any proceeds from the sale of the shares of common stock. Holders of the shares of our common stock may offer the common stock for sale at any time at market prices prevailing at the time of sale or at privately negotiated prices. Selling shareholders may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

        Our common stock is listed on The Nasdaq Stock Market under the symbol "ASRV." The closing sales price of the common stock on December 10, 2004 was $5.15 per share.

        Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 3 of this prospectus to read about factors you should consider before buying our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2004.

PROSPECTUS TABLE OF CONTENTS

	Page		Page
Important Notice to Readers	1	Selling Shareholders	13
Forward-Looking Statements	1	Plan of Distribution	16
Our Company	1	Legal Matters	18
Recent Developments	4	Experts	19
Risk Factors	5	Indemnification of Directors and Officers	19
Use of Proceeds	12	Where You Can Find More Information	19
		Incorporation of Certain Documents by Reference	20

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IMPORTANT NOTICE TO READERS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling shareholders may, from time to time, offer shares of our common stock owned by them. Each time the selling shareholders offers common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" for more information.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any document incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding our business strategy, market trends, and projected sources and uses of funds from operations are forward-looking statements. We cannot assure you that our expectations and assumptions will prove to be correct. These statements reflect our current views and are based upon certain assumptions. Actual results could differ materially from those anticipated as a result of a number of factors, including the factors discussed under the heading "Risk Factors" in this prospectus and in other documents we may file with the Securities and Exchange Commission. We do not intend to update or revise any forward-looking statements, whether as a result of future events, new information or otherwise, except to the extent that the reports we are required to file under the Exchange Act, contain such updates or revisions.

OUR COMPANY

        We are a bank holding company, incorporated under the Pennsylvania Business Corporation Law. Our principal activities consist of owning and operating four wholly owned subsidiaries, AmeriServ Financial Bank (the Bank), AmeriServ Trust and Financial Services Company (the Trust Company), AmeriServ Associates, Inc. (AmeriServ Associates), and AmeriServ Life Insurance Company (AmeriServ Life). We and our subsidiaries derive substantially all of our income from banking and bank-related services. We function primarily as a coordinating and servicing unit for our subsidiaries in general management, accounting and taxes, loan review, auditing, investment accounting, marketing and insurance risk management

        Our target market for banking services is Allegheny, Cambria, Centre, Somerset, and Westmoreland counties in southwest Pennsylvania. Our market for trust services includes this market area but also has a national focus with respect to its business of attracting union pension fund accounts. Our clients are primarily individuals, privately-owned businesses and, with respect to the Trust Company, union pension funds.

        At September 30, 2004, we had consolidated total assets, deposits, and shareholders' equity of $1.1 billion, $659.2 million and $73.5 million, respectively. Our principal office is located at Main and Franklin Streets, Johnstown, Pennsylvania and our telephone number is (814) 533-5300. Our website address is http://www.ameriservfinancial.com. The information on our website is not part of this prospectus.

The Bank

        The Bank is a state bank chartered bank that operates through 23 locations in Allegheny, Cambria, Centre, Dauphin, Somerset and Westmoreland Counties, Pennsylvania. The Bank is a full-service bank offering both retail banking services and financial services to institutions. The Bank also operates 27 automated bank teller machines (ATMs) through its 24-Hour Banking Network. The Bank's non-management employees are members of the United Steelworkers of America.

The Trust Company

        The Trust Company is a trust company organized under Pennsylvania law. The Trust Company offers a complete range of trust and financial services and had $1.2 billion in assets under management at September 30, 2004. Included in these assets under management are the ERECT and BUILD Funds which are collective investment funds for trade union controlled pension fund assets. At September 30, 2004, the Trust Company managed approximately $312 million in union pension fund assets. The Trust Company's non-management employees are members of the United Steelworkers of America.

Memorandum of Understanding

        On February 28, 2003, AmeriServ and the Bank entered into a Memorandum of Understanding (MOU) with the Federal Reserve Bank of Philadelphia (the Federal Reserve) and the Pennsylvania Department of Banking (the Department). Operational issues that led the Federal Reserve and the Department to impose the MOU were deteriorating asset quality and the resulting adverse impact on earnings and inadequate oversight by prior management. The principal requirements of the MOU require AmeriServ and the Bank to:

  •
  improve credit quality and credit administration practices,

  •
  improve data security and disaster recovery procedures,

  •
  make periodic reports to the Federal Reserve and the Department regarding compliance with the MOU, and

  •
  appoint an independent committee of the Board of Directors to monitor compliance with the MOU.

        The principal restrictions imposed by the MOU on AmeriServ and the Bank are that:

  •
  we and the Bank may not declare dividends,

  •
  we may not repurchase any of our own stock, and

  •
  we cannot incur any debt other than in the ordinary course of business without the approval of the Federal Reserve and the Department.

        In addition to those specific actions required by the MOU, changes made by the Board of Directors in response to the MOU included:

  •
  accepting the resignation of the previous chairman, president, chief executive officer, chief operating officer, chief lending officer and chief operating officer of the Trust Company,

  •
  enhanced board oversight, including separation of the chairman's function from the duties of the president and chief executive officer,

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  retention of a new management team, including a new president and chief executive officer and a new chief lending officer,

  •
  a comprehensive review of the loan portfolio, and

  •
  a restructuring of the loan department, both with respect to personnel and operations.

        The MOU will remain in effect until terminated or modified by the Federal Reserve and the Department. We believe we are in substantial compliance with the MOU.

RECENT DEVELOPMENTS

Regulatory Examination

        In late September 2004, the Federal Reserve and the Department commenced an examination of AmeriServ and the Bank as of June 30, 2004. The on-site portion of this examination concluded in the third week of November, at which time the Federal Reserve and the Department conducted an exit meeting with management regarding the results of the examination. Also, on December 17, 2004, the Federal Reserve and the Department met with the Board of Directors of AmeriServ and the Bank to review the results of the examination. AmeriServ and the Bank expect to receive the written examination reports early in the first quarter of 2005. Based upon the meetings with management and the Board of Directors, AmeriServ and the Bank do not believe that the regulators will take any additional enforcement action. However, neither does AmeriServ or the Bank believe that termination of the MOU is imminent.

Our Recent Financings and Use of Proceeds

        Gross proceeds to us from the two private placements that were completed on October 8, 2004 and December 13, 2004 were $25.8 million, prior to deducting expenses payable of approximately $2.6 million, which included selling commissions of $1.9 million. We used or expect to use the net proceeds of these offerings as follows:

  •
  At December 17, 2004, we have redeemed or repurchased approximately $15.5 million of our subordinated guaranteed junior deferrable interest debentures that collateralize a like amount of trust preferred securities issued by AmeriServ Capital Trust I, which do not qualify as Tier I capital under applicable regulations, and incurred additional amortization of issuance costs of approximately $300,000.

  •
  We contributed approximately $4.0 million to the capital of the Bank. This replenished the capital of the Bank, which was reduced by $9.9 million of after tax charges in the fourth quarter because the Bank: (i) deleveraged its balance sheet by selling investment securities and used the proceeds to repay $125.0 million of Federal Home Loan Bank advances and incurred prepayment penalties of $8.9 million, after tax and losses on sales of securities of $400,000, after tax, and (ii) expects to sell or close its mortgage banking operation, Standard Mortgage Corporation of Georgia, and incur related severance and other expenses of $700,000, after tax, primarily in 2004. The Bank's liquidity position has been sufficient even during the last two years when the Bank has experienced poor operating results. Our core deposit base has remained stable throughout this period, declining by only 2%, and this deposit base has been adequate to fund the Bank's operations. Neither the sales of investment securities nor the use of the proceeds from such sales and cash flow from prepayments and amortization of securities to redeem Federal Home Loan Bank advances has materially affected the Bank's liquidity. The securities sold were pledged as collateral for FHLB borrowings, but the proceeds from the sale of securities was used to reduce FHLB advances and therefore these sales did not require that replacement securities be pledged and did not otherwise adversely affect Bank liquidity. In addition, although the Bank incurred a loss in the fourth quarter in an amount greater than the $4.0 million amount of capital injected into the Bank, the reduction in the size of the Bank from the deleveraging steps taken has resulted in a material improvement in the Bank's capital ratios and the Bank remains well-capitalized under all applicable regulatory guidelines. The Bank's Tier 1 leverage ratio will increase from 8.31% at September 30, 2004 to a projected level of 8.75% at December 31, 2004.

  •
  We retained approximately $3.5 million of the net proceeds at the holding company to materially improve the parent company's liquidity and provide sufficient cash to permit us to meet our debt service requirements of $1.6 million per year on the remaining guaranteed junior subordinated deferrable interest debentures for approximately two years. It is our goal at that time to have sufficiently executed our business plan so that the dividend restrictions contained in the MOU will be terminated and we will have earned sufficient net income at the Bank to otherwise permit the payment of dividends under federal law. However, no assurance can be given that we will meet these objectives, and, if we do not meet these objectives and the debentures remain outstanding, we will need to identify other sources of funds to make the required debt service payments, which could include dividends from non-bank subsidiaries and further capital offerings.

RISK FACTORS

        You should carefully consider the risks described below before investing in our common stock. The risks described below are not the only ones facing AmeriServ. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

We sustained losses in 2002 and the first quarter of 2003 and we suffer from structural impediments that adversely affect our future earnings capacity, all of which have resulted in a regulatory enforcement action.

        In 2002, we lost $5.2 million; we lost an additional $795,000 in the first quarter of 2003. These losses were primarily attributable to deteriorating asset quality, impairment of the value of mortgage servicing rights due to falling interest rates, poor expense management and three structural impediments that adversely affected, and continue to affect, performance. These three structural impediments are:

  •
  an excessive debt burden at AmeriServ consisting of $34.5 million as of September 30, 2004, of guaranteed junior subordinated deferrable interest debentures that bear interest at a rate of 8.45% and collateralize a 1998 issue of trust preferred securities of like amount;

  •
  a long-term borrowing position at the Bank level that includes $210 million as of September 30, 2004, of Federal Home Loan Bank advances that mature in 2010 and bear interest at 6%; and

  •
  Standard Mortgage Corporation of Georgia ("SMC"), a mortgage servicing subsidiary that loses approximately $1 million annually and exposes us to earnings volatility.

        The consequence of these poor results is that in February 2003, we and the Bank executed a Memorandum of Understanding ("MOU") with the Federal Reserve Bank of Philadelphia (the "Federal Reserve") and the Pennsylvania Department of Banking (the "Department"). This Memorandum of Understanding remains in effect and, among other things, mandates corrective measures and prohibits the repurchase of stock or the payment of dividends by us or the Bank.

Failure to successfully execute our turnaround strategy would adversely affect future earnings.

        At the end of 2003, we adopted a turnaround strategy that consists of three distinct elements. These were:

  •
  In 2003, stabilizing AmeriServ and taking immediate steps to eliminate or minimize those risk elements that posed a threat to our survival;

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  In 2004, initiating steps to eliminate the three structural impediments to sustainable, improved earnings; and

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  Articulating and executing, over the long-term, a strategy centered on community banking and continued expansion of our successful trust business that is intended to produce consistent future earnings.

        We believe we have accomplished the first element of this turnaround strategy principally through expense reductions and a review of our loan portfolio and a restructuring of our loan department. The steps also included the sale of a substantial portion of our mortgage servicing rights that had declined materially in value due to falling interest rates. Prior to the disposition of this portfolio, the decline in value had resulted in impairment charges that caused losses at Standard Mortgage Corporation. The sale was completed because holding these mortgage servicing assets created unacceptable volatility in earnings and posed a continuing risk to future earnings from additional impairment charges. Our recent financing was an initial step toward achieving the second goal by providing the funds need to redeem $15.5 million of our outstanding subordinated guaranteed junior deferrable interest debentures and providing the capital necessary to support our $125 million deleveraging program, each of which were completed in the fourth quarter of 2004. The final element of our turnaround strategy requires sustained execution of our business plan which is predicated upon a renewed focus on community banking in both our retail banking and commercial lending segments and continued expansion of our profitable trust business. If we are unable to complete our turnaround strategy, our financial condition and results of operations will not dramatically improve and may deteriorate.

The proceeds of our recent financing will not produce sufficient capital to address all of the structural impediments to improved performance.

        Our recent financing provided sufficient capital to permit us to incur the costs associated with repaying approximately $125 million of FHLB advances and close Standard Mortgage Corporation. However, the net proceeds of the financing permitted us to redeem only about $15.5 million of the $34.5 million of outstanding debentures. Therefore, we will have only fully addressed two of the three structural impediments to improved performance that we have identified. We will continue to bear the high debt service costs associated with over $19 million of debentures.

We may need to raise additional capital to fully address our structural impediments to improved performance but we may not be able to do so when needed or on favorable terms.

        We may need to raise additional capital if we want to redeem the balance of our subordinated debentures and reduce our debt service burden significantly prior to maturity. We cannot predict the timing and amount of our future capital formation activities. Failure to raise capital and redeem the debentures could limit or eliminate our ability to grow and increase earnings. Moreover, even if capital is available, it may be upon terms that are not favorable to existing common shareholders and could dilute their interest.

Restructuring steps we are taking will cause us to incur a significant loss in 2004.

        The following things occurred or will occur in the fourth quarter of 2004:

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  We used $15.5 million of the net proceeds of our recent financings to redeem or repurchase a portion of our guaranteed junior subordinated deferrable interest debentures, most of which do not qualify as Tier I capital under applicable banking regulations. This resulted in the write-off of approximately $300,000, after tax, in deferred issuance costs.

  •
  The Bank prepaid approximately $125.0 million of long-term Federal Home Loan Bank advances. These prepayments were funded through the sale of investment securities and cash flow from prepayments and amortization of mortgage backed securities. As a result of this prepayment, the Bank incurred prepayment penalties of approximately $8.9 million, after tax and losses on sales of securities of approximately $400,000, after tax.

  •
  The Bank will sell or close SMC. SMC is a residential mortgage loan servicer based in Atlanta, Georgia. SMC derives fees from servicing and subservicing approximately $250 million in residential mortgages. SMC no longer originates mortgages and we expect to sell or discontinue SMC's remaining servicing business by the end of 2004. At September 30, 2004, SMC had a net book value of $4.8 million. The Bank expects that the sale or closure of SMC will result in a charge of approximately $700,000, after tax, consisting principally of severance and lease termination expenses. These costs may be incurred in the last quarter of 2004 or in early 2005.

        The result of these steps will be that we will incur a consolidated loss in 2004.

The Memorandum of Understanding imposes other restrictions on our operations that may adversely affect our financial results.

        We signed a Memorandum of Understanding with the Federal Reserve and the Pennsylvania Department of Banking that imposed restrictions on the payment of dividends and a number of other restrictions. In addition to the restrictions on payment of dividends, the MOU does not permit us to redeem any of our stock or incur any additional debt other than in the ordinary course of business, in each case, without the prior written approval of the Federal Reserve and the Department.

        Other provisions of the MOU require us to:

  •
  improve credit quality and credit administration practices,

  •
  improve data security and disaster recovery procedures,

  •
  make periodic reports to the Federal Reserve and the Department regarding compliance with the MOU, and

  •
  appoint a committee of independent directors to monitor compliance with the MOU.

        The MOU will remain in effect until modified or terminated by the Federal Reserve and the Department. We believe that we are in substantial compliance with the terms of the MOU, but we cannot predict when or if the MOU will be terminated.

If we fail to comply with the MOU or our financial condition deteriorates, we may be subject to additional enforcement action.

        An MOU is an enforcement action that the Federal Reserve and the Department impose on companies under their regulatory authority. An MOU is more severe than a request that a company adopt a board resolution to effect some corrective action, but it is less severe than a formal written enforcement agreement or a cease and desist order. We believe we are in material compliance with the terms of the MOU, but if we fail to comply with the MOU or our financial condition deteriorates in the opinion of the Federal Reserve or the Department, these regulators could impose more severe enforcement sanctions. In particular, if we are unable to raise capital to begin to address some of our structural impediments or we are unable to reduce our leverage program to mitigate our risk profile, we may be subject to further regulatory enforcement action. See "Recent Developments" for a discussion of our recent regulatory examination.

We operate a significant leverage program that is subject to material interest rate risk.

        At September 30, 2004, the Bank had outstanding approximately $313 million from the Federal Home Loan Bank of Pittsburgh and used the proceeds of these borrowings to fund the majority of its investment securities portfolio. Our goal is to make money on the difference between the interest rate earned on the investment securities and the rate paid on the borrowings. This is sometimes called a leverage program. Leverage programs entail greater risk than the traditional banking activity of gathering deposits and lending this money to borrowers. Although both deposit gathering and lending and a leverage program expose a financial institution to interest rate risk, a leverage program arguably exposes a bank to greater risk for two reasons. First, the difference between the interest rate earned on investment securities and the rate paid on borrowed funds is typically much smaller than the difference between the rate earned on loans and the rate paid on deposits. As a result the margin for error is smaller. Second, deposits are gathered from multiple customers in small amounts and changes in deposit behavior generally occur gradually even in changing interest rate environments. Borrowings are generally in large amounts and can be for significant duration. Changes in interest rates during the term of any borrowing can cause a material change in the value of the assets funded with the proceeds of the borrowings, the prepayment of these assets and the risk that the proceeds can be profitably reinvested. If we do not prudently manage our leverage program and the related interest rate risk, we may incur losses that could adversely affect our financial condition and results of operation.

        Our leverage program has contributed positively to earnings since 1995, but it does constitute approximately 29% of total assets at September 30, 2004, which is greater than the leverage program conducted by most banking institutions. The Federal Reserve believes that this results in an increased risk profile for our institution compared to peer institutions and has indicated that it wants us to reduce our leverage program. In response to this regulatory criticism, we repaid $125 million of FHLB advances and incurred related prepayment penalties and losses on sales of securities totalling $9.3 million, after tax, to address the Federal Reserve's concern. This reduced our leverage program as a percent of total assets to approximately 26%.

Securities gains have contributed significantly to profits in recent quarters and may not be available in future periods.

        In four of the last six quarters we have generated profits by taking advantage of falling interest rates to capture gains from the sale of securities in our investment portfolio. As interest rates rise, our ability to realize gains on the sale of investment securities is diminished or eliminated and we will be more dependent on net interest income to generate profits in future periods. For the nine months ended September 30, 2004, our net interest margin was only 2.26% and therefore our ability to generate sufficient net interest income to generate profits in future periods may not be strong.

Our tangible common equity is below the tangible common equity of peer institutions and may be inconsistent with our risk profile.

        At September 30, 2004, our ratio of tangible common equity to assets was 5.59%. This compares unfavorably to most similarly sized institutions. Moreover, given our poor recent earnings, our large leverage program, and our reduced ability to realize investment gains due to rising interest rates, the Federal Reserve believes this level of tangible common equity is inconsistent with the risk embedded in our balance sheet. Failure to increase capital to more appropriately balance tangible common equity and our embedded risk could lead to significant capital depletion in the event of adverse events such as deteriorating asset quality or sharp interest rate movements. As a result of our recent financing we expect that our ratio of tangible common equity to assets will increase to approximately 7.00%.

AmeriServ operates under significant liquidity constraints and may do so in the future because of planned losses at the Bank.

        AmeriServ's current liquidity is unsatisfactory. The payment of dividends by the Bank to us is a primary source of funding for us and is also the principal source of funds for us to pay dividends to our shareholders. Under federal banking law, the Bank may only pay dividends out of accumulated earnings for the current year and the prior two calendar years. Because the Bank incurred $2.6 million in losses in 2002, the Bank's ability to pay dividends to us was eliminated. As a consequence, since 2002 we have relied on dividends from non-bank subsidiaries, a tax refund, inter-company tax payments and other short-term solutions to raise sufficient funds to make our interest payments on the debentures. Our ability to rely on these alternative sources of cash flow is temporary and uncertain. Moreover, we have no significant secondary sources of liquidity such as lines of credit. Since 2002, the Bank has earned $4.3 million and therefore it has limited dividend authority under federal law equal to the excess of earnings of the Bank since 2002 over the $2.6 million loss amount, or $1.6 million. However, under the MOU, any dividend payment requires the prior approval of the Federal Reserve and the Department. Furthermore, we expect that the Bank will incur a loss in 2004 as a result of restructuring steps the Bank is taking. This will once again eliminate the Bank's dividend capacity until such time as it earns back this loss. We cannot assure you that the Bank will generate greater earnings in future periods or that the Bank's dividend authority will be restored. If the Bank is not able to generate greater earnings in the future and have its dividend authority restored or we are not able to develop meaningful secondary sources of liquidity, AmeriServ may continue to operate with less than satisfactory liquidity.

We have unionized employees, which increases our costs and may deter any acquisition proposal.

        The Bank is party to a collective bargaining agreement with the United Steelworkers of America, which represents approximately 60% of our employees. As a result of provisions in the contract, generally known as work rules, we sometimes cannot take steps that would reduce our operating costs. Furthermore, to our knowledge, we are one of only 13 unionized banking institutions in the United States. The banking industry is a consolidating industry in which acquisitions are frequent. However, some banking institutions may be reluctant to buy a unionized bank because of a perception that operating costs may be higher or that it could result in unionization of its work force. Therefore, our stock price may be adversely affected because investors may conclude that there is a reduced likelihood that we will be acquired.

We will incur significant expense to comply with a provision of the Sarbanes-Oxley Act of 2002.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires all public companies to prepare a report stating its responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting and to make an assessment of the internal control structure and procedure for financial reporting. The auditor of each public company must also attest to, and report on, management's assessment of its internal controls. We become subject to Section 404 for the fiscal year ended December 31, 2005. We estimate that the initial external, pre-tax cost of complying with this new requirement will be approximately $300,000 to $500,000, substantially all of which will be incurred in 2005. Because our earnings capacity has been depressed, this expense may be significant relative to our 2005 earnings.

A significant portion of our trust business is dependent on a union client base.

        In an effort to capitalize on the Bank's union affiliation, our Trust Company operates two funds, the ERECT Fund and the BUILD Fund that seek to attract investment from union pension funds. These funds then use the investments to make loans on construction projects that use union labor. At September 30, 2004, approximately $312 million was invested by unions in the ERECT and BUILD Funds. This represents approximately 25% of the total assets under management held by the Trust Company. Furthermore, investments by union pension funds can be significant. The largest single union investment is approximately $39 million and the total number of unions invested in the funds is only 66. This means that the Trust Company is dependent on a relatively narrow union client base for a significant portion of its assets under management and its resulting revenue and net income.

Changes in interest rates could reduce our income, cash flows and asset values.

        Our income and cash flows and the value of our assets depend to a great extent on the difference between the interest rates we earn on interest-earning assets, such as loans and investment securities, and the interest rates we pay on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits and borrowings, but it also will affect our ability to originate loans and obtain deposits and the value of our investment portfolio. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings also could be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings.

Because our operations are concentrated in Cambria and Somerset Counties, Pennsylvania, we are subject to economic conditions in this area, which typically lag behind economic activity in other areas.

        Our loan and deposit activities are largely based in Cambria and Somerset Counties, Pennsylvania. As a result, our financial performance will depend largely upon economic conditions in this area. Economic activity in this geographic market generally lags behind the economic activity in Pennsylvania and the nation. Similarly, unemployment in this market area is typically higher than the unemployment rate in Pennsylvania and the nation. Adverse local economic conditions could cause us to experience an increase in loan delinquencies, a reduction in deposits, an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, all of which could adversely affect our profitability.

We are subject to lending risks.

        There are risks inherent in making all loans. These risks include interest rate changes over the time period in which loans may be repaid and changes in the national economy or the economy of our regional market that affect the ability of our borrowers to repay their loans or the value of the collateral securing these loans.

        At September 30, 2004, 56% of our loan portfolio consisted of commercial, construction and commercial mortgage loans. Commercial loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans also are typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial, construction and commercial mortgage loans with relatively large balances, the deterioration of one or a few of these loans would cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in our provision for loan losses and an increase in loan charge-offs.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance.

        Despite our underwriting criteria, we may experience loan delinquencies and losses for reasons beyond our control, such as general economic conditions. We maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Determination of the allowance inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. We may be required to increase our allowance for loan losses for any of several reasons. State and federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request that we increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in our allowance. In addition, if charge-offs in future periods exceed our allowance for loan losses, we will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in our net income and, possibly, our capital, and may materially affect our results of operations in the period in which the allowance is increased.

Our future success will depend on our ability to compete effectively in a highly competitive market and geographic area.

        We face substantial competition in all phases of our operations from a variety of different competitors, including commercial banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, factoring companies, insurance companies and money market mutual funds. There is very strong competition among financial services providers in our principal service area. Due to their size, many competitors can achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

        We believe that our ability to compete successfully depends on a number of factors, including:

  •
  our ability to build upon existing customer relationships and market position;

  •
  competitors' interest rates and service fees;

  •
  the scope of our products and services;

  •
  the relevance of our products and services to customer needs and demands and the rate at which we and our competitors introduce them;

  •
  satisfaction of our customers with our customer service; and

  •
  industry and general economic trends.

        If we experience difficulty in any of these areas, our competitive position could be materially adversely affected, which will affect our growth and profitability.

        Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on federally insured financial institutions. As a result, those nonbank competitors may be able to access funding and provide various services more easily or at less cost than we can, adversely affecting our ability to compete effectively.

Environmental liability associated with lending activities could result in losses.

        In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit use of properties we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

We may be adversely affected by government regulation.

        We are subject to extensive federal and state banking regulation and supervision. Banking regulations are intended primarily to protect our depositors' funds and the federal deposit insurance funds, not shareholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and growth. Our failure to meet minimum capital requirements will result in the imposition of limitations on our operations that would adversely impact our operations and could, if capital levels drop significantly, result in our being required to cease operations. Changes in governing law, regulations or regulatory practices could impose additional costs on us or adversely affect our ability to obtain deposits or make loans and, as a consequence, our revenues and profitability.

An investment in our common stock is not an insured deposit.

        Our common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, commonly referred to as the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

Banking laws, our articles of incorporation and our by-laws may have an anti-takeover effect.

        Federal law imposes restrictions, including regulatory approval requirements, on persons seeking to acquire control over us. Pennsylvania law also has provisions that may have an anti-takeover effect. In addition, our articles of incorporation and bylaws permit our board of directors to issue, without shareholder approval, preferred stock and additional shares of common stock that could adversely affect the voting power and other rights of existing common shareholders.

        It is possible that the Company may seek additional capital in the future that would permit it to fully redeem the remaining trust preferred securities or further deleverage its balance sheet. However, there is no present plan or arrangement to seek additional capital at this time. On the other hand, if shareholders of AmeriServ do not approve the proposed issuance of the additional shares, the Company will have significantly less capital to address the identified structural impediments to improved performance. As a result, it would be more likely that the Company will seek additional capital either in a public offering that does not require shareholder approval or in a subsequent institutional placement at such time as the Company is advised by counsel, after consultation with The Nasdaq Stock Market, that shareholder approval would not be required. No assurance can be given that any subsequent offering of Common Stock will be on similar terms and conditions as the proposed institutional placement for which shareholder approval is currently being sought.

USE OF PROCEEDS

        We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

SELLING SHAREHOLDERS

        We originally issued the shares of common stock to the selling shareholders in private placements that closed on October 8, 2004 and December 13, 2004. Selling shareholders may offer and sell the shares of common stock pursuant to this prospectus.

        The following table sets forth information as of December 13, 2004 about the amount of common stock beneficially owned by each selling shareholder that may be offered using this prospectus.

        Except as set forth below, each of the selling shareholders has represented to us that it is not, nor is it affiliated with, a registered broker-dealer.

Name and Address of Selling Shareholder	Number of Shares Beneficially Owned Prior to Offerings(1)	Maximum Number of Shares Being Offered	Percentage of Common Stock Beneficially Owned After the Offering(2)
Wolf Creek Partners, L.P. (3) 75 State Street Boston Massachusetts 02109	77,000	77,000	*
Wolf Creek Investors (Bermuda) (3) 75 State Street Boston Massachusetts 02109	129,358	129,358	*
First Financial Fund, Inc. (3) 75 State Street Boston Massachusetts 02109	468,000	468,000	*
Bay Pond Partners, L.P. (3) 75 State Street Boston Massachusetts 02109	455,142	455,142	*
Bay Pond Investors (Bermuda) L.P. (3) 75 State Street Boston Massachusetts 02109	138,700	138,700	*
Tontine Financial Partners, L.P. (4) 55 Railroad Avenue 3rd Floor Greenwich, Ct 06830	793,283	250,000	2.75%
SF Capital Partners Ltd. (5) 3600 South Lake Drive St. Francis, Wisconsin 53235	222,222	222,222	*
Deutsche Bank AG London by DB Alternatives Trading, Inc. (6) 280 Park Avenue New York 10017	444,444	444,444	*
LBI Group, Inc. (7) 399 Park Avenue 9th floor New York, NY 10022	930,000	930,000	*

Gerlach & Co., FBO Banc Fund VI L.P. (8) 208 South LaSalle Street Chicago, Illinois 60604-1003	333,334	333,334	*
Gerlach & Co., FBO Banc Fund V L.P. (8) 208 South LaSalle Street, Chicago, Illinois 60604-1003	333,333	333,333	*
Financial Stocks Capital Partners III L.P. (9) Capital Partners III L.P. 441 VWE Street Ste. 507 Cincinnati, OH 45202	1,950,000	1,950,000	*

1.
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

2.
Assumes all shares offered hereby are sold.

3.
Wellington Management Company, LLP a registered investment advisor, has the power to vote and/or dispose of the shares held by this selling shareholder.

4.
Mr. Jeffrey L. Gendell has the power to vote and/or dispose of the shares held by this selling shareholder.

5.
Mr. Michael A. Roth and Mr. Brian J. Stark have the power to vote and/or dispose of the shares held by this selling shareholder. SF Capital Partners Ltd. is an affiliate of Reliant Trading and Shepard Trading Limited, registered broker-dealers. SF Capital Partners Ltd. has represented that it has purchased the shares held by it in the ordinary course of business and that at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

6.
Mr. Jon Hichon has the power to vote and/or dispose of the shares held by this selling shareholder. Deutshe Bank AG London by DB Alternatives Trading, Inc. is an affiliate of Deutsche Bank Securities, Inc., a registered broker-dealer. Deutshe Bank AG London by DB Alternatives Trading, Inc. has represented that it has purchased the shares held by it in the ordinary course of business and that at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

7.
Mr. Anthony C. Stone has the power to vote and/or dispose of the shares held by this selling shareholder. LBI Group, Inc., is an affiliate of Lehman Brothers, Inc, a registered broker-dealer. LBI Group, Inc has represented that it has purchased the shares held by it in the ordinary course of business and that at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

8.
Mr. Charles J. Moore has the power to vote and/or dispose of the shares held by this selling shareholder.

9.
Mr. Steven N. Stein and Mr. John M. Stein have the power to vote and/or dispose of the shares held by this selling shareholder.

*
Represents less than 1% of the outstanding common stock.

        We prepared this table based on the information supplied to us by the selling shareholders named in the table, and we have not sought to verify such information. No selling shareholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates (other than the purchase of the shares of common stock from us) during the past three years. Ownership information about the selling shareholders may change over time. Any changed information supplied to us will be set forth in prospectus supplements or amendments to this prospectus.

        Because the selling shareholders may offer all or some of their shares of common stock from time to time, we cannot estimate the amount of shares of common stock that will be held by the selling shareholders upon the termination of any particular offering. See "Plan of Distribution."

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the shares of common stock offered by this prospectus. The shares of common stock may be sold from time to time to purchasers:

  •
  directly by the selling shareholders

  •
  through pledges, donee, transferees or other successors in interest; or

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares of common stock.

        The selling shareholders and any such broker-dealers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters." As a result, any profits on the sale of shares of the common stock by selling shareholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling shareholders were deemed to be underwriters, the selling shareholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The shares of common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        The selling shareholders may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, including The Nasdaq Stock Market in the case of the common stock, in the over-the-counter market, in privately negotiated transactions or otherwise. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

  •
  block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but to facilitate the transaction may position and resell a portion of the block as principal pursuant to a supplement or amendment to this prospectus naming such broker or dealer;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to a supplement or amendment to this prospectus naming such broker or dealer;

  •
  an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  through the writing of options on the securities, whether or not the options are listed on an options exchange;

  •
  through the distribution of the securities by the selling shareholders to its partners, members or stockholders/shareholders;

  •
  one or more underwritten offerings on a firm commitment or best efforts basis; and

  •
  any combination of any of these methods of sale.

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

        The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of selling shareholders. Broker-dealers may agree with selling shareholders to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for selling shareholders, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

        In connection with the sale of the shares of common stock, the selling shareholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares of common stock in the course of hedging their positions. The selling shareholders may also sell the shares of common stock short and deliver the shares of common stock to close out short positions, or loan or pledge the shares of common stock to broker-dealers that, in turn, may sell the shares of common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholders. Selling shareholders may decide not to sell all or a portion of the shares of common stock offered by them pursuant to this prospectus or may decide not to sell the common stock under this prospectus. In addition, any selling shareholder may transfer, devise or give the shares of common stock by other means not described in this prospectus. Any shares of common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus. Our common stock is listed on The Nasdaq Stock Market under the trading symbol "ASRV."

        The selling shareholders and any other persons participating in the distribution of the shares of common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of shares of the underlying common stock by the selling shareholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the shares of common stock and the ability to engage in market-making activities with respect to the shares of common stock.

        Under the Purchase Agreement that is an exhibit to the registration statement of which this prospectus is a part, we agreed to use our commercially reasonable best efforts to keep the registration statement effective until the earliest of:

  •
  two years after the date of the original issuance of the shares of common stock pursuant to the Purchase Agreement;

  •
  the date when the purchasers pursuant to the Purchase Agreement are able to sell the shares of common stock immediately without restriction pursuant to the volume limitation provisions of Rule 144(k) under the Securities Act; and

  •
  the date when all of the common stock purchased by the purchasers pursuant to the Purchase Agreement is registered and sold under the registration statement and disposed of in accordance with the registration statement.

        Under the Purchase Agreement, we and the selling shareholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay all of the expenses incidental to our performance of or compliance with the Purchase Agreement, including all registration and filing fees and printing expenses.

LEGAL MATTERS

        Stevens & Lee, P.C., Valley Forge, Pennsylvania, will pass upon the validity of the shares of common stock being offered under this prospectus.

EXPERTS

        The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim financial information for the periods ended March 31, 2004 and 2003 and June 30, 2004 and 2003 and September 30, 2004 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and September 30, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

        Our financial statements for the year ended December 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 1, 2003 were audited by Arthur Anderson LLP. Arthur Andersen has ceased operations and, therefore, we are unable to obtain its consent to the incorporation by reference in this prospectus of its audit report with respect to these financial statements. Pursuant to Rule 437a under the Securities Act, we have filed the registration statement of which this prospectus is a part without Arthur Andersen's written consent. Because it has not consented to the incorporation by reference of its audit report, Arthur Anderson will not be liable to you under Section 11 of the Securities Act for any untrue statement of material fact contained in the financial statements audited by Arthur Andersen or any omission to state a material fact required to be stated in those financial statements.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless (i) the director has breached or failed to perform the duties of his office and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        Our bylaws provide for (i) indemnification of our directors, officers, employees and agents and (ii) the elimination of a director's liability for monetary damages, to the fullest extent permitted by Pennsylvania law unless the director has breached or failed to perform the duties of his or her office under Subchapter B of Chapter 17 of the Pennsylvania Business Corporation Law, and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        Directors and officers also are insured against certain liabilities for their actions, as such, by an insurance policy obtained by us.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a shelf registration statement on Form S-3, which we filed with the Securities and Exchange Commission ("SEC") under the Securities Act. It omits some of the information set forth in the registration statement. You can find additional information about us in the shelf registration statement. Copies of the shelf registration statement are on file at the offices of the SEC. You may obtain them by paying the prescribed fee or you may examine them without charge at the SEC's public reference facilities described below.

        We are subject to the informational requirements of the Exchange Act and as required by the Exchange Act, we file reports, proxy statements and other information with the SEC. You may inspect these reports, proxy statements and other information without charge and copy them at the Public Reference Room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The information we file with the SEC is also available through the SEC's web site (http://www.sec.gov) and our web site (http://www.ameriservfinancial.com).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, which we have filed with the SEC, are incorporated herein by reference:

  (a)
  Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, filed on December 29, 2004.

  (b)
  Our Proxy Statement for our Annual Meeting of Shareholders held April 27, 2004, filed on March 17, 2004.

  (c)
  Our Proxy Statement for our Special Meeting of Shareholders held on December 10, 2004, filed on November 10, 2004.

  (d)
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 13, 2004.

  (e)
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 9, 2004.

  (f)
  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004.

  (g)
  Our Current Reports on Form 8-K, dated January 5, 2004, January 28, 2004, August 26, 2004, August 31, 2004, October 8, 2004, October 18, 2004, October 19, 2004 and December 13, 2004.

  (h)
  The description of our capital stock contained in the prospectus filed on April 29, 1998 pursuant to Rule 424(b) of the Securities Act.

        All documents which we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in this prospectus or in a document incorporated by reference or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to a Current Report on Form 8-K.

        This prospectus incorporates documents by reference that are not presented herein or delivered with this prospectus. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon your written or oral request, a copy of any or all of the documents referred to above which have been or may be incorporated into this prospectus and deemed to be a part of this prospectus, other than exhibits to the documents unless exhibits are specifically incorporated by reference in the documents. These documents are available upon request from Jeffrey S. Stopko, Chief Financial Officer at AmeriServ. Our telephone number is (814) 533-5300 and our website is located at www.ameriservfinancial.com. Information on our website is not incorporated by reference into this prospectus.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth an itemized estimate (other than the SEC registration fee which is the actual, not estimated, fee) of fees and expenses payable by the registrant in connection with the offering described in this registration statement. No portion of these fees will be borne by the selling shareholders.

SEC registration fee	$3,332
Printing, shipping & engraving expenses	5,000
Legal fees and expenses	$50,000
Accounting fees and expenses	$35,000
Miscellaneous expenses	0

Total	$93,332

Item 15. Indemnification of Directors and Officers.

        Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless (i) the director has breached or failed to perform the duties of his office and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        Our bylaws provide for (i) indemnification of our directors, officers, employees and agents and (ii) the elimination of a director's liability for monetary damages, to the fullest extent permitted by Pennsylvania law unless the director has breached or failed to perform the duties of his or her office under Subchapter B of Chapter 17 of the Pennsylvania Business Corporation Law, and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        Directors and officers also are insured against certain liabilities for their actions, as such, by an insurance policy obtained by us.

Item 16. Exhibits.

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation, as amended on March 23, 2001 (Incorporated by reference to Exhibit 3.1 to 2001 Form 10-K filed on March 19, 2002).
3.2*	Bylaws, as amended and restated on August 27, 2004.
4.1*	Specimen Common Stock Certificate for shares of common stock, par value $2.50 per share.
4.2
Purchase Agreement dated as of October 8, 2004 between AmeriServ Financial, Inc. and the Purchasers named therein (Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed October 8, 2004)
4.3
Rights Agreement, dated as of February 24, 1995, between AmeriServ Financial, Inc. and AmeriServ Trust and Financial Services Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to Form 10-K filed March 21, 2001)
5.1*	Opinion of Stevens & Lee, P.C.
23.1	Consent of Deloitte & Touche, LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Stevens & Lee, P.C. (contained in the opinion filed as Exhibit 5.1 hereto).

Note: Unless otherwise indicated, the SEC file number of each of the above referenced documents is 000-11204.

*
Previously filed.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act.

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

      provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2)
  That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Johnstown, Commonwealth of Pennsylvania, on December 29, 2004.

AMERISERV FINANCIAL, INC.
By:	/s/ ALLAN R. DENNISON Allan R. Dennison, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on December 29, 2004:

Signature	Title	Date

/s/ ALLAN R. DENNISON Allan R. Dennison	President and Chief Executive Officer (Principal Executive Officer)	December 29, 2004
/s/ JEFFREY A. STOPKO Jeffrey A. Stopko	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 29, 2004
Michael Adams, Jr.	Director
* Edward J. Cernic, Jr.	Director	December 29, 2004
* Daniel R. DeVos	Director	December 29, 2004
* James C. Dewar	Director	December 29, 2004
* Bruce E. Duke, III	Director	December 29, 2004
* James M. Edwards, Sr.	Director	December 29, 2004

* Craig G. Ford	Director and Chairman of the Board	December 29, 2004
* Kim W. Kunkle	Director and Chairman of the Board	December 29, 2004
* Margaret A. O'Malley	Director	December 29, 2004
* Very Rev. Christian R. Oravec	Director	December 29, 2004
Mark E. Pasquerilla	Director
* Howard M. Picking, III	Director	December 29, 2004
* Sara A. Sargent	Director	December 29, 2004
* Thomas C. Slater	Director	December 29, 2004
Robert L. Wise	Director
*
By his signature set forth below, the undersigned, pursuant to duly authorized powers of attorney, filed with the Securities and Exchange Commission, has signed this Amendment No. 1 to the Registration Statement on behalf of the persons indicated.

By:	/s/ JEFFREY P. WALDRON Jeffrey P. Waldron, Attorney-in-Fact

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PROSPECTUS TABLE OF CONTENTS
IMPORTANT NOTICE TO READERS
FORWARD-LOOKING STATEMENTS
OUR COMPANY
RECENT DEVELOPMENTS
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USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
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